UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AVG Technologies N.V.
 (Name of Issuer)


Ordinary Shares, ? 0.01 par value
 (Title of Class of Securities)


N07831105
(CUSIP Number)

Gardner Lewis Asset Management, L.P.
Attn: Len Sorgini, Chief Compliance Officer
285 Wilmington West Chester Pike, Chadds Ford, PA 19317
(610)558-2800
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


September 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.??Names of Reporting Persons.
?Gardner Lewis Asset Management, L.P.

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
     OO
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Pennsylvania


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

3,624,712



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

3,624,712

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
3,624,712
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
7.0
14.??Type of Reporting Person
IA



1.??Names of Reporting Persons.
?Gardner Lewis Asset Management, Inc.

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
     OO
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Delaware


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

3,624,712



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

3,624,712

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
3,624,712
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
7.0
14.??Type of Reporting Person
CO




















1.??Names of Reporting Persons.
?Gardner Lewis Merger Arbitrage Fund, L.P.

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
    WC
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Pennsylvania


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

2,866,961



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

2,866,961

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
2,866,961
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
5.5
14.??Type of Reporting Person
PN



1.??Names of Reporting Persons.
?Gardner Lewis Partner, LLC

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
     OO
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Pennsylvania


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

2,866,961



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

2,866,961

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
2,866,961
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
5.5
14.??Type of Reporting Person
OO

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this ?Schedule 13D?) relates to the ordinary shares, ?0.01 par value (the ?Shares?), of AVG Technologies N.V.
(the ?Issuer?). The Issuer?s principal executive offices are located at Gatwickstraat 9-39, 1043 GL, Amsterdam, The Netherlands.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Amendment No.1 to Schedule 13D is filed jointly on behalf of Gardner Lewis Asset Management, L.P., a Pennsylvania limited partnership (?GLAM?), Gardner Lewis Asset Management, Inc., a Delaware corporation, and the sole general partner of GLAM (?GLAM GP?), Gardner Lewis Merger Arbitrage
Fund L.P., a Delaware limited partnership and private investment fund (the ?Fund?), and Gardner Lewis Partners, LLC, a Pennsylvania limited liability company and the sole general partner of the Fund (the ?Fund GP?), to amend the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2016 in order to include the Fund and the Fund GP reporting persons, who each became required to file a Schedule 13D relating to the Shares as of September 9, 2016 when the Fund crossed 5%. Each of GLAM and GLAM GP shares beneficial ownership of the Shares beneficially owned by the Fund and the Fund GP. W. Whitfield Gardner (?Mr. Gardner?) is the sole stockholder of GLAM GP and the sole member of the Fund GP. See Note
1 in Item 5.

		(b)	The place of organization or citizenship of each
person listed in this Item 2 is as follows: GLAM (Pennsylvania), GLAM GP (Delaware), the Fund (Delaware), the Fund GP (Pennsylvania) and Mr. Gardner (Pennsylvania).? The address of the principal office or business address, as applicable, of each person listed above is 285 Wilmington West Chester Pike, Chadds Ford, PA 19317

		(c)	GLAM?s principal business is acting as an investment
adviser to private funds and client accounts, including the Fund. GLAM is a registered investment adviser with the Securities and Exchange Commission. GLAM GP?s principal business is to act as the sole general partner of GLAM. The Fund?s principal business is a private investment fund. The Fund GP?s principal business is to act as the sole general partner of the Fund. Mr. Gardner?s principal business is Chairman and CEO of GLAM.

		(d)	No person listed in this Item 2 has been convicted
in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.?

		(e)	No person listed in this Item 2 was or is subject to a
 judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

        (f) Each person listed in this Item 2 is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION

The funds used in purchasing Shares
on behalf of clients of GLAM come from private funds and various client accounts advised by GLAM, including the Fund. The funds used in purchasing shares on behalf of the Fund came from the Fund?s investors. See Note 1 in Item 5.


ITEM 4. PURPOSE OF TRANSACTION

GLAM transactions are for private funds and client accounts advised by GLAM in the normal course of business, including the Fund.
GLAM reserves the right, from time to time, to acquire additional Shares for, and/or dispose of Shares held in, the private funds and client accounts advised by GLAM, including the Fund. None of the persons listed in Item 2 has any other plans or proposals related to the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) GLAM and GLAM GP share voting and dispositive power over 3,624,712 Shares, representing
7.0% of the Shares, and the Fund and the Fund
GP share voting and dispositive power over 2,866,961 of those Shares, representing 5.5% of the Shares. Such percentages are based on 51,628,104 shares of Shares issued and outstanding as of April 25, 2016 as reported on the Issuer?s Form 20-F filed on April 25, 2016. See Note 1 in this Item 5.

(b) The power to dispose of and vote the Shares referenced in paragraph (a) of the this Item 5 is shared among GLAM and GLAM GP, with respect to those shares the beneficial ownership of which is attributable to GLAM and GLAM GP, and the Fund, the Fund GP, GLAM and GLAM
GP with respect to those shares the beneficial ownership of which is attributable to the Fund and the Fund GP. See Note 1 in this Item 5.

(c) In the past 60 days, GLAM, on behalf of the private funds and client accounts it advises, including the Fund, effected the transactions in the Issuer?s securities set forth on Exhibit B attached hereto.

       (d) Any dividends on, and proceeds from the sale of, any Shares are for the account of the private funds and client accounts advised by GLAM that hold such shares.

       (e)	Not applicable.

Note 1: GLAM advises private funds and client accounts, including the Fund.??In such capacity, GLAM has voting authority and dispositive discretion over the?securities of the Issuer described in this Schedule 13D that are owned by the private funds and client accounts advised by GLAM, including the Fund.??The pecuniary interest of all securities reported in this Schedule 13D is owned by the private funds and client accounts advised by GLAM, including the Fund.??The Fund owns the pecuniary interests in all the securities reported in this Schedule 13D owned by the Fund. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange
Act of 1934, as amended, GLAM, GLAM GP, the Fund GP, and Mr.
Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, none of the persons listed in Item 2 has any contracts, arrangements, understandings or other relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement
Exhibit B ? Item 5(c) Table

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Gardner Lewis Asset Management, L.P.
By: Gardner Lewis Asset Management, Inc., its general partner

Dated:  September 19, 2016			     By: /s/ W. Whitfield Gardner
							       	W. Whitfield Gardner
							       	Chairman and CEO

       Gardner Lewis Asset Management, Inc.

Dated:  September 19, 2016			     By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							     	 Chairman and CEO

       Gardner Lewis Merger Arbitrage Fund, L.P.
						By: Gardner Lewis Partner, LLC, its general partner

Dated:  September 19, 2016	By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							     	 Chairman and CEO

       Gardner Lewis Partner, LLC

Dated:  September 19, 2016	By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							      	Chairman and CEO




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


EXHIBIT A


JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons in the Schedule 13D referred to below on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Ordinary Shares, par value ?0.01 per share, of AVG Technologies N.V. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

    IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 19th day of September, 2016.


       Gardner Lewis Asset Management, L.P.
By: Gardner Lewis Asset Management, Inc., its general partner

Dated:  September 19, 2016	By: /s/ W. Whitfield Gardner
							       	W. Whitfield Gardner
							       	Chairman and CEO

       Gardner Lewis Asset Management, Inc.

Dated:  September 19, 2016	By: /s/ W. Whitfield Gardner
							     	 W. Whitfield Gardner
							     	 Chairman and CEO

       Gardner Lewis Merger Arbitrage Fund, L.P.
						By: Gardner Lewis Partner, LLC, its general partner

Dated:  September 19, 2016	By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							      	Chairman and CEO

       Gardner Lewis Partner, LLC

Dated:  September 19, 2016	By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							     	 Chairman and CEO









EXHIBIT B
	Item 5(c) Table


Date of
Purchase/Sale
Shares Purchased/ (Sold)(#)
Average Purchase/ Sale Price per
Share ($)
7/7/16
150,000
24.65
7/8/16
96,278
24.64
7/11/16
50,000
24.68
7/12/16
25,000
24.60
7/13/16
50,100
24.66
7/14/16
150,000
24.71
7/15/16
88,260
24.68
7/18/16
100,000
24.69
7/19/16
25,000
24.68
7/20/16
31,121
24.68
7/21/16
50,815
24.72
7/22/16
23,949
24.76
7/25/16
135,000
24.80
7/26/16
50,000
24.75
7/27/16
103,303
24.71
7/28/16
4,668
24.76
7/29/16
350,000
24.74
8/1/16
40,600
24.73
8/2/16
235,000
24.73
8/3/16
100,000
24.75
8/4/16
117,498
24.74
8/5/16
34,552
24.74
8/8/16
86,720
24.75
8/9/16
85,253
24.78
8/10/16
25,900
24.77
8/16/16
264,241
24.84
8/17/16
275,000
24.85
8/18/16
20,000
24.84
8/22/16
25,000
24.83
8/23/16
11,378
24.86
8/24/16
25,000
24.85
8/25/16
50,000
24.85
8/26/16
23,484
24.85
8/29/16
100,000
24.86
8/30/16
5,196
24.86
9/1/16
96,419
24.89
9/6/16
41,422
24.91
9/7/16
81,078
24.91
9/8/16
69,137
24.90
9/9/19
219,323
24.90
9/12/16
20,017
24.90
9/13/16
89,000
24.87






Page 2 of 10
CUSIP No. N07831105